                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                              SCHEDULE 14D-9/A

                             (Amendment No. 1)

             Solicitation/Recommendation Statement Pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934



                              WLR FOODS, INC.
                         (Name of Subject Company)




                              WLR FOODS, INC.
                    (Name of Person(s) Filing Statement)


                         Common Stock, No Par Value
         (including the associated preferred stock purchase rights)
                       (Title of Class of Securities)


                                929286 10 2
                   (CUSIP Number of Class of Securities)


                              Delbert L. Seitz
                          Chief Financial Officer
                              WLR Foods, Inc.
                               P.O. Box 7000
                          Broadway, Virginia 22815
                               (703) 896-7001
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)


                                 Copies to:


Neil T. Anderson, Esq.                    John W. Flora, Esq.
Sullivan & Cromwell                       Wharton, Aldhizer & Weaver
125 Broad Street                          100 South Mason Street
New York, New York  10004                 Harrisonburg, Virginia  22801
(212) 558-4000                            (703) 434-0316

            This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated March 14, 1994, as amended (the "Schedule 14D-9"), filed by WLR Foods, Inc., a Virginia corporation (the "Company"), relating to the tender offer disclosed in the Schedule 14D-1, dated March 9, 1994 (the "Schedule 14D-1"), of the bidder, Tyson Foods, Inc., a Delaware corporation (the "Bidder"), to, through its wholly-owned subsidiary, WLR Acquisition Corp., purchase all of the outstanding Shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 9, 1994, and the related Letter of Transmittal (together, the "Offer"). Capitalized terms used and not defined herein shall have the meanings set forth in the
Schedule 14D-9.



Item 8.     Additional Information to be Furnished.

            (a) The Rights Agreement. On February 4, 1994, the Board of Directors of the Company declared a dividend payable February 14, 1994 of one right (a "Right") for each outstanding share of common stock, no par value ("Common Stock"), of the Company held of record at the close of business on February 14, 1994 (the "Record Time"), or issued thereafter and prior to the Separation Time (as hereinafter defined) and thereafter pursuant to options and convertible securities outstanding at the Separation Time. The Rights were issued pursuant to a Shareholder Protection Rights Agreement, dated as of February 4, 1994 (the "Rights Agreement"), between the Company and First Union National Bank of North Carolina, as Rights Agent (the "Rights Agent"). Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one one-hundredth of a share of Participating Preferred Stock, no par value ("Participating Preferred Stock"), for $68.00 (the "Exercise Price"), subject to adjustment.

            The Rights will be evidenced by the Common Stock certificates until the close of business on the earlier of (either, the "Separation Time") (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person, as defined below, and (ii) the first date (the "Flip-in Date") of public announcement by the Company or any Person that such Person has become an Acquiring Person, other than as a result of a Flip-over Transaction or Event (as defined below); provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time; and provided further that if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made. An Acquiring Person is any Person having Beneficial Ownership (as defined in the Rights Agreement) of 15% or more of the outstanding shares of Common Stock, which term shall not include (i) the Company, any wholly-owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company,
(ii) any person who shall become the Beneficial Owner of 15% or more of the outstanding Common Stock solely as a result of an acquisition of Common Stock by the Company, until such time as such Person acquires additional Common Stock, other than through a dividend or stock split, (iii) any Person who becomes an Acquiring Person without any plan or intent to seek or affect control of the Company if such Person, upon notice by the Company, promptly divests sufficient securities such that such 15% or greater Beneficial Ownership ceases or (iv) any Person who Beneficially Owns shares of Common Stock consisting solely of (A) shares acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge with, or acquire, the Company at a time at which there is no Acquiring Person, (B) shares owned by such Person and its Affiliates and Associates at the time of such grant and (C) shares, amounting to less than 1% of the outstanding Common Stock, acquired by Affiliates and Associates of such Person after the time of such grant. The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Stock. Common Stock certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend, certificates evidencing shares of Common Stock outstanding at the Record Time shall also evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Separation Time.

            The Rights will not be exercisable until the Business Day (as defined in the Rights Agreement) following the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below),
(ii) the close of business on February 14, 2004, (iii) the date on which the Rights are redeemed as described below and (iv) upon the merger of the Company into another corporation pursuant to an agreement entered into when there is no Acquiring Person (in any such case, the "Expiration Time").

            The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

            In the event that prior to the Expiration Time a Flip-in Date occurs, the Company shall take such action as shall be necessary to ensure and provide that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Common Stock or Participating Preferred Stock of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the date of the public announcement of an Acquiring Person's becoming such (the "Stock Acquisition Date") that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

            Whenever the Company shall become obligated under the preceding paragraph to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Participating Preferred Stock, at a ratio of one one-hundredth of a share of Participating Preferred Stock for each share of Common Stock so issuable.

            In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly, (i) the Company shall consolidate or merge or participate in a binding share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company and any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Common Stock or (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or
(B) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the Board of Directors of the Company (a "Flip-over Transaction or Event"), the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. For purposes of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.

            The Board of Directors of the Company may, at its option, at any time prior to the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price of $0.01 per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

            The holders of Rights will, solely by reason of their ownership of Rights, have no rights as shareholders of the Company, including, without limitation, the right to vote or to receive dividends.

            As of February 1, 1994 there were 10,967,193 shares of Common Stock outstanding. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached. The Company's Board of Directors has reserved for issuance upon exercise of the Rights 110,000 shares of Participating Preferred Stock.

            The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise and as Exhibit B the form of Certificate of Designation and Terms of the Participating Preferred Stock) is attached as Exhibit 14 hereto and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibits thereto.

            (b) Virginia Affiliated Transactions Statute. The Virginia affiliated transactions statutes (Article 14, Va. Code Secs. 13.1-725 et seq.) (the "Virginia Affiliated Transactions Statute") may have the effect of significantly delaying the Bidder's ability to acquire the entire equity interest in the Company.

            In general, the Virginia Affiliated Transactions Statute prevents the Company from engaging in any "affiliated transaction" (defined as a variety of transactions, including mergers, as set forth below) with any "interested shareholder" (defined generally as a person who "beneficially owns" (as such term is defined in the Virginia Affiliated Transactions Statute) more than ten percent (10%) of any class of the Company's outstanding voting shares or an "affiliate" or "associate" (as such terms are defined in the Virginia Affiliated Transactions Statute) of the Company and at any time within the preceding three years was an interested shareholder of the Company) for three years following the date such person became an interested shareholder (the "determination date") unless such transaction is approved by the affirmative vote of a majority (but not less than two) of the "disinterested directors" of the Board of Directors of the Company and by the affirmative vote of the holders of two-thirds of the voting shares other than shares beneficially owned by the interested shareholder. For purposes of the Virginia Affiliated Transactions Statute, a "disinterested director" means with respect to any interested shareholder (i) any member of the Board of Directors of the Company who was a member of the Board of Directors before the later of January 1, 1988 and the determination date, and (ii) any member of the Board of Directors of the Company who was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the disinterested directors then on the Board.

            The Virginia Affiliated Transactions Statute provides that during the three-year period following the date a person becomes an interested shareholder, the Company may not merge with an interested shareholder or with any other corporation that immediately after the merger would be an "affiliate" (as such term is defined in the Virginia Affiliated Transactions Statute) of an interested shareholder that was an interested shareholder immediately before the merger. In addition, during this three-year period, the Company may not engage in certain other transactions, including, without limitation, (i) any share exchange pursuant to Sec. 13.1-717 of the Virginia Stock Corporation Act in which an interested shareholder acquires voting shares of the Company or any of its subsidiaries, (ii) except for transactions in the ordinary course of business, any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any interested shareholder of any assets of the corporation or of any of its subsidiaries having an aggregate market value in excess of five percent (5%) of the Company's consolidated net worth as of the date of the most recently available financial statements, or any guaranty by the Company or any of its subsidiaries of indebtedness of any interested shareholder in an amount in excess of five percent (5%) of the Company's consolidated net worth as of the date of the most recently available financial statements,
(iii) the sale or other disposition by the Company or any of its subsidiaries to an interested shareholder (in one transaction or in a series of transactions) of any voting shares of the Company or any of its subsidiaries having an aggregate fair market value in excess of five percent (5%) of the aggregate fair market value of all outstanding voting shares of the Company as of the determination date except pursuant to a share dividend or the exercise of rights or warrants distributed or offered on a basis affording substantially proportionate treatment to all holders of the same class or series of voting shares, (iv) the dissolution of the Company if proposed by or on behalf of an interested shareholder, or (v) any reclassification of securities, including any reverse stock split, or recapitalization of the Company, or any merger of the Company with any of its subsidiaries or any distribution or other transaction, whether or not with or into or otherwise involving an interested shareholder, which has the effect, directly or indirectly (in one transaction or a series of transactions), of increasing by more than five percent (5%) the percentage of the outstanding voting shares of the Company or any of its subsidiaries beneficially owned by any interested shareholder.

            According to the Offer to Purchase, the Bidder beneficially owns approximately 5.47% of the total number of Shares outstanding as of February 1, 1994. If the Bidder makes any acquisition of Shares that causes it to become an interested shareholder without approval by a majority of the disinterested directors prior to the Bidder's determination date or if the proposed merger is not approved by the affirmative vote of a majority (but not less than two) of the disinterested directors of the Board of Directors of the Company and by the affirmative vote of the holders of two-thirds of the voting shares other than shares beneficially owned by the interested shareholder, the Bidder will be unable to effect a merger with the Company until three years after such determination date and will be prevented from engaging, or causing the Company to engage, in certain transactions during such period.

            The foregoing description of the Virginia Affiliated
Transactions Statute is qualified in its entirety by reference to the Virginia Affiliated Transactions Statute.

            (c) Virginia Control Share Acquisitions Statute. Under certain circumstances, the Virginia Control Share Acquisitions Statute (Article 14, Va. Code Secs. 13.1-728.1 et seq.) (the "Virginia Control Share Acquisitions Statute") may have the effect of eliminating all voting rights attached to shares acquired by the Bidder, and may subject such shares to redemption by the Company.

            In summary terms, a "control share acquisition" is the direct or indirect acquisition, other than an "excepted acquisition" (as defined in the Virginia Control Share Acquisitions Statute), by any person of "beneficial ownership" (as defined in the Virginia Control Share Acquisitions Statute) of shares of the Company that, except for the Virginia Control Share Acquisitions Statute, would have voting rights and would, when added to all other shares of the Company which then have voting rights and are beneficially owned by such person, would cause such person to become entitled, immediately upon acquisition of such shares, to vote or direct the vote of, shares having voting power within any of the following ranges of the votes entitled to be cast in an election of directors: (i) one-fifth or more but less than one-third of such votes; (ii) one-third or more but less than a majority of such votes; or (iii) a majority or more of such votes.

            Pursuant to the Virginia Control Share Acquisitions Statute, shares acquired in a control share acquisition have no voting rights unless voting rights are granted by resolution of the shareholders of the Company. For such a resolution to be adopted, it must be approved by a majority of all the votes which could be cast in a vote on the election of directors by all the outstanding shares other than

"interested shares." Interested shares are not entitled to vote on the resolution and, for purposes of determining whether a quorum exists, are disregarded. "Interested shares" means the shares of the Company the voting power of which in an election of directors may be exercised or directed by any of the following persons: (i) a person who has made or proposes to make a control share acquisition (an "acquiring person") with respect to a control share acquisition, (ii) any officer of the Company, or
(iii) any employee of the Company.

            An acquiring person may, after any control share acquisition or before any proposed one, deliver a control share acquisition statement to the Company setting forth, among other things, certain information regarding the acquiring person, its holdings of shares of the Company and details of such person's control share acquisition or proposed control share acquisition. If the acquiring person so requests at the time of delivery of a control share acquisition statement and gives an undertaking to pay the Company's expenses of a special meeting, within ten (10) days thereafter the directors of the Company shall (subject to certain limited exceptions) call a special meeting of shareholders for the purpose of considering the voting rights to be granted the shares acquired or to be acquired in the control share acquisition. Such a special meeting shall be held within fifty days after receipt by the Company of such request (subject to certain conditions and notice requirements set forth therein). The Company's by-laws provide that the record date for any such special meeting shall be the date on which the Acquiring Person (as defined in the Virginia Control Share Acquisitions Statute) requests such special meeting.

            As authorized in the Company's by-laws, the shares acquired in such control share acquisition with respect to which no control share acquisition statement has been filed with the Company, or shares acquired in such control share acquisition with respect to which the shareholders have failed to grant voting rights at a special meeting or, if no special meeting for such purpose has been convened, at an annual meeting may, at any time during the period ending sixty (60) days after the last acquisition of such shares by the acquiring person, be redeemed by the Company at the redemption price set forth in the Virginia Control Share Acquisitions Statute.

            The foregoing description of the Virginia Control Share Acquisitions Statute is qualified in its entirety by reference to the Virginia Control Share Acquisitions Statute.

            (d) Litigation. In connection with its adoption of the Rights Plan, the Company filed a lawsuit on February 6, 1994 against the Bidder in U.S. District Court for the Western District of Virginia. The Company's amended complaint (the "Company's Amended Complaint") seeks, among other relief, (i) a declaratory judgment that the Rights Plan is valid, lawful and binding and was adopted in full compliance with applicable law and that any Rights to be issued pursuant to the Rights Plan are valid, binding and legally enforceable under state and federal law and (ii) a declaratory judgment that Article 14, Va. Code Secs. 13.1-725 et seq. (Virginia Affiliated Transactions Statute), and Article 14.1, Va. Code Secs. 13.1-
728.1 et seq. (Virginia Control Share Acquisitions Statute), of the Virginia Stock Corporation Act are constitutional under the Virginia and the United States Constitutions and valid under any other applicable law.

            On February 28, 1994, the Bidder filed in U.S. District Court for the Western District of Virginia an answer and counterclaims against the Company (the "Bidder's Counterclaim"), seeking in those counterclaims, among other relief, to invalidate the Company's Rights Plan and certain Severance

Agreements and seeking a declaration that the Virginia Affiliated
Transactions Statute, on its face and as applied, and the Virginia Control Share Acquisitions Statute, as applied, are unconstitutional.

            Copies of the Company's Amended Complaint and the Bidder's Counterclaim are filed as Exhibits 15 and 16 hereto, respectively, and are incorporated herein by reference. The foregoing description of the Company's Amended Complaint and the Bidder's Counterclaim is qualified in its entirety by reference to the Company's Amended Complaint and the Bidder's Counterclaim.


            Item 8 is hereby amended and supplemented by adding thereto the following:

            By unanimous written consent effective March 14, 1994, the Board of Directors of the Company resolved that the Separation Time under the Rights Agreement shall not occur as a result of the commencement of the Offer (or any amendment or supplement thereto) unless and until the earlier of (i) such later date as the Board of Directors of the Company, in its sole discretion, shall fix by resolution adopted prior to the Separation Time and (ii) the date the Bidder becomes an Acquiring Person.

            Pursuant to an Order, dated March 10, 1994, by B. Waugh
Crigler, U.S. Magistrate Judge (the "Order"), the February 25, 1994 motion of the Bidder to join George E. Bryan, Charles L. Campbell, Stephen W. Custer, Calvin G. Germroth, William H. Groseclose, J. Craig Hott, James L. Keeler, Herman D. Mason, Charles W. Wampler, Jr. and William D. Wampler (the "Additional Parties") as counterclaim defendants was granted. The Additional Parties comprise the entire Board of Directors of the Company. The Bidder has indicated in a letter to the Court that it expects to seek a preliminary injunction with respect to (i) the Company's amendment to its By-laws to clarify that the Chairman of the Board and the Vice Chairman of the Board are not officers of the Company, (ii) the Company's amendment to its By-laws establishing the record date for any special meeting of shareholders pursuant to the Virginia Control Share Acquisitions Statute and (iii) the effect under the Virginia Control Share Acquisitions Statute of the resignation of certain directors of the Company from positions as officers or employees of the Company. On March 14, 1994, Judge Crigler set April 15, 1994 as the deadline for the Bidder to make a formal motion for a preliminary injunction and set May 26, 1994 as the date for the hearing on any such motion.

                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 1994


                                    WLR FOODS, INC.



                                    By:  /s/ James L. Keeler
                                        Name:  James L. Keeler
                                        Title:   President and Chief
                                               Executive Officer